Exhibit (h)(k)(3)

Third Amendment and Novation

Reference is made to the Securities Lending Authorization Agreement (“Agreement”) between Pacific Select Fund (“PSF”), on behalf of the series listed in the Agreement, and State Street Bank and Trust Company (“State Street”), made effective the 17th day of April, 2009, as amended to date.

WHEREAS, PSF is currently organized as a Massachusetts business trust;

WHEREAS, PSF will reorganize (“Reorganization”) as a Delaware statutory trust effective on or about June 30, 2016 pursuant to an Agreement and Plan of Reorganization for a Change of Domicile (“Plan”), subject to shareholder approval and satisfaction of all other necessary conditions precedent, as specified in the Plan;

WHEREAS, upon the effective date of the Reorganization, assuming the Reorganization is consummated, all of the assets and liabilities of each PSF series (each an “Acquired Fund”) will be transferred to its corresponding series of a newly organized Delaware statutory trust, also named Pacific Select Fund, which will succeed to all of the rights, duties and obligations of its PSF predecessor Massachusetts business trust; and

WHEREAS, the parties to the Agreement wish to continue the Agreement, following the Reorganization, in its current form except as amended below, and substituting Pacific Select Fund (the Delaware statutory trust) for PSF (the Massachusetts business trust);

NOW, THEREFORE, in consideration of the mutual agreements and premises contained herein, and intending to be legally bound hereby, the parties hereto agree as follows, effective as of closing of the Reorganization on or about June 30, 2016:

1.

Any and all references in the Agreement to PSF as a “Massachusetts business trust,” including any organizational documents on file in The Commonwealth of Massachusetts, are hereby deleted and replaced to reflect that Pacific Select Fund is a “Delaware statutory trust” with organizational documents on file in the state of Delaware.

2.	PSF assigns all of its duties and obligations under the Agreement to Pacific Select Fund, a Delaware Statutory Trust.

3.	Pacific Select Fund, a Delaware statutory trust, assumes all duties and obligations of PSF under the Agreement.

4.	State Street agrees to the above assignments and assumptions.

5.	All other terms and conditions set forth in the Agreement are hereby confirmed and remain in full force and effect.

IN WITNESS WHEREOF, each of the parties listed below have caused this Amendment and Novation to be executed by their respective officers.

Acknowledged And Agreed To By:

Pacific Select Fund, a Massachusetts business trust,

on behalf of its series listed in the Agreement

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
Title: Senior Vice President		Title: VP & Assistant Secretary

Pacific Select Fund, a Delaware statutory trust,

on behalf of its series listed in the Agreement

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
Title: Senior Vice President		Title: VP & Assistant Secretary

State Street Bank and Trust Company

By: /s/ Gino L. Timperio
Name: Gino L. Timperio
Title: Senior Managing Director